[Letterhead of National Waterworks, Inc.]
September 22, 2005
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20459
Attn: H. Christopher Owings

Re:	National Waterworks Holdings, Inc. Registration Statement on Form S-1 Filed April 6, 2005 and Amended May 12, 2005, June 8, 2005 and June 30, 2005 File No. 333-123874
Dear Mr. Owings:
     The undersigned, as Vice President and Secretary of National Waterworks, Inc. (the “Company”), successor by merger to National Waterworks Holdings, Inc., hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement (No. 333-123874), including all amendments and exhibits thereto (the “Registration Statement”).
     Therefore, the Company hereby requests that the Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.
     The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use by the Company or its parent, The Home Depot Inc., which beneficially owns 100% of the Company’s outstanding securities, in accordance with Rule 457(p) under the Securities Act.
     If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Ethan A. Klingsberg or Jaewoo Lee, at (212) 225-2000. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

NATIONAL WATERWORKS, INC., successor by merger to National Waterworks Holdings, Inc.

/s/ Frank L. Fernandez

Frank L. Fernandez Vice President and Secretary

cc:	Securities and Exchange Commission

John Fieldsend Ellie Quarles

Cleary Gottlieb Steen & Hamilton LLP

Ethan A. Klingsberg
Jaewoo Lee